UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release number 32644 / May 23, 2017

In the Matter of   :
                                                                                                    :
Commonwealth Annuity and Life Insurance Company   :
Commonwealth Select Separate Account of Commonwealth Annuity and Life   :
   Insurance Company   :
Commonwealth Select Separate Account II of Commonwealth Annuity and Life   :
   Insurance Company   :
Commonwealth Select Separate Account III of Commonwealth Annuity and Life   :
   Insurance Company   :
Fulcrum Separate Account of Commonwealth Annuity and Life Insurance Company   :
Group VEL Account of Commonwealth Annuity and Life Insurance Company   :
Inheritage Account of Commonwealth Annuity and Life Insurance Company   :
Separate Account FUVUL of Commonwealth Annuity and Life Insurance Company   :
Separate Account IMO of Commonwealth Annuity and Life Insurance Company   :
Separate Account KG of Commonwealth Annuity and Life Insurance Company   :
Separate Account KGC of Commonwealth Annuity and Life Insurance Company   :
Separate Account VA-K of Commonwealth Annuity and Life Insurance Company   :
Separate Account VA-P of Commonwealth Annuity and Life Insurance Company   :
Separate Account VEL of Commonwealth Annuity and Life Insurance Company   :
Separate Account VEL II of Commonwealth Annuity and Life Insurance Company   :
Separate Account VEL III of Commonwealth Annuity and Life Insurance Company   :
                                                                                                    :
132 Turnpike Road Suite 210   :
Southborough, MA 01772   :
                                                                                                    :
                                                                                                    :
Forethought Variable Insurance Trust   :
Global Atlantic Investment Advisors, LLC   :
                                                                                                    :
300 N. Meridian Street, Suite 1800   :
Indianapolis, IN 46204   :
                                                                                                    :
                                                                                                    :
(812-14646)   :

ORDER UNDER SECTIONS 26(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF
1940 ("ACT")

Commonwealth Annuity and Life Insurance Company and Commonwealth Select Separate Account of Commonwealth Annuity and Life Insurance Company, Commonwealth Select Separate Account II of Commonwealth Annuity and Life Insurance Company, Commonwealth Select Separate Account III of Commonwealth Annuity and Life Insurance Company, Fulcrum Separate Account of Commonwealth Annuity and Life Insurance Company, Group VEL Account of Commonwealth Annuity and Life Insurance Company, Inheritage Account of Commonwealth Annuity and Life Insurance Company, Separate Account FUVUL of Commonwealth Annuity and Life Insurance Company, Separate Account IMO of Commonwealth Annuity and Life Insurance Company, Separate Account KG of Commonwealth Annuity and Life Insurance Company, Separate Account KGC of Commonwealth Annuity and Life Insurance Company, Separate Account VA-K of Commonwealth Annuity and Life Insurance Company, Separate Account VA-P of Commonwealth Annuity and Life Insurance Company, Separate Account VEL of Commonwealth Annuity and Life Insurance Company, Separate Account VEL II of Commonwealth Annuity and Life Insurance Company, and Separate Account VEL III of Commonwealth Annuity and Life Insurance Company (collectively, the "Section 26 Applicants"); and Forethought Variable Insurance Trust and Global Atlantic Investment Advisors, LLC (together with the Section 26 Applicants, the "Section 17 Applicants") filed an application on April 29, 2016, and an amended and restated application on October 18, 2016 and March 3, 2017. The Section 26 Applicants requested an order pursuant to section 26(c) of the Act to approve the substitutions of shares of certain registered management investment companies with shares of certain other registered management investment companies ("Substitutions"). The Section 17 Applicants requested an order under section 17(b) of the Act exempting them from section 17(a) of the Act to the extent necessary to permit them to engage in certain in-kind transactions in connection with the Substitutions.

On April 27, 2017, a notice of the filing of the application was issued (Investment Company Act Release No. 32615). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the Act, and with the general purposes of the Act.

Accordingly, in the matter of Commonwealth Annuity and Life Insurance Company, et al. (File No. 812-14646),

IT IS ORDERED, under section 26(c) of the Act, that the proposed Substitutions are approved, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 17(b) of the Act, that the requested exemption from section 17(a) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary